Exhibit 99.4

NICE Wins 2014 Big Data Customer Value Leadership Award for Latin America

Leading analyst firm Frost & Sullivan recognizes NICE for advanced technology that will catalyze industry transformation in the near future

Sao Paulo, February 23, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of a 2014 Latin America Best Practices Award from global analyst and consultancy firm Frost & Sullivan. NICE was named as the Customer Value Leader in the Contact Center Big Data Applications Market and was honored at a dinner gala held January 29 in Sao Paulo, Brazil

“NICE’s ability to remain in the top tier in the contact center analytics solutions space is contributed largely to how well it understands the needs of its customers as well as the key trends and dynamics influencing the industry. Presently, Big Data and real-time decisions are the key components of NICE’s success,” said Guilherme Campos, an industry analyst from Frost & Sullivan.

Winning companies were selected based on their ability to encourage significant growth in their industries, to identify emerging trends in the market, and to create advanced technologies that will transform industries in the near future.

The NICE Customer Engagement Analytics (CEA) solutions allow organizations to effectively manage Big Data in order to drive an exceptional and consistent customer experience across the entire customer journey. It helps companies:

•	Capture and analyze cross-channel interactions, transactions, and events;
•	Sequence events in order to understand and visualize the individual customer journeys;
•	Understand context, uncover patterns, predict customer needs, and personalize interactions; and
•	Use real-time decisioning to determine the next best action.

According to Frost & Sullivan, “NICE has systematically built a full spectrum of analytics capabilities that allow organizations to effectively marry the twin goals of reducing costs and improving customers’ experience. NICE’s analytics tools assist organizations in enhancing customer and employee engagement. Such analytics solutions not only address concerns in the contact center but also in the back office, throughout the branches, and across other channels such as retail, mobile, and self-service.”

“NICE has always had a great passion to innovate and we are honored to be recognized by Frost & Sullivan for our solutions,” said Tom Dziersk, President of NICE Systems Americas. “This game-changing solution will help our customers continuously shape the multi-channel customer journey by knowing the customer, acting in real-time and driving employee engagement in all industry sectors.”

Click here to read the press release from Frost & Sullivan.

About Frost & Sullivan’s Best Practices Awards
Each year, Frost & Sullivan presents this award to the company that has demonstrated excellence in implementing strategies that proactively create value for its customers with a focus on improving the return on the investment that customers make in its services or products. The award recognizes the company's inordinate focus on enhancing the value that its customers receive, beyond simply good customer service, leading to improved customer retention and ultimately customer base expansion.

Frost & Sullivan Best Practices awards recognize companies in a variety of regional and global markets for demonstrating outstanding achievement and superior performance in areas such as leadership, technological innovation, customer service and strategic product development. Industry analysts compare market participants and measure performance through in-depth interviews, analysis and extensive secondary research to identify best practices in the industry.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.